

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2026

Ted Kim
Chief Executive Officer
K Wave Media Ltd.
121 South Church Street
George Town, Grand Cayman
KY1-1104
Cayman Islands

> **Re: K Wave Media Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 23, 2026**
> **File No. 333-293646**

Dear Ted Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andy Tucker